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                     October 20, 2023

       Richard Heppenstall
       Executive Vice President, Chief Financial Officer and Treasurer
       ZimVie Inc.
       10225 Westmoor Drive
       Westminster, CO 80021

                                                        Re: ZimVie Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41242

       Dear Richard Heppenstall:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services